[PRI LOGO]


          Filed by PRI Automation, Inc.
          Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the
          Securities Exchange Act of 1934


          Subject Company: PRI Automation, Inc.
          Commission File No.: 000-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:

SAFE HARBOR STATEMENT

The following contains forward-looking statements related to the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory review and shareholder approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements are subject to additional known and unknown risks and uncertainties including, without limitation, the risks described in our press release and other risks and uncertainties described in the companies' public filings and in the Registration Statement to be filed with the Securities and Exchange Commission.


                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT:                                    MEDIA CONTACT:
Cosmo S. Trapani                                     Michelle Goodall Faulkner
PRI Automation, Inc.                                 PRI Automation, Inc.
978-670-4270 x3004                                   978-670-4270 x3161
CTRAPANI@PRIA.COM                                    MFAULKNER@PRIA.COM

                PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001
                                FINANCIAL RESULTS

BILLERICA, MASS. -NOVEMBER 20, 2001 - PRI Automation, Inc. (NASDAQ: PRIA, TSE:
PRJ), a global leader in advanced automation systems, software and services for the semiconductor and precision electronics industries, today announced financial results for the fourth quarter and fiscal year ended September 30, 2001. The Company also reported its fourth quarter transition from its historical accounting method ("shipment method"), under which PRI recognized revenue from factory automation systems upon shipment to customers, to the new method required by the Securities and Exchange Commission Staff Accounting

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 2 of 9


Bulletin No. 101 ("SAB 101"), under which the Company defers revenue until final customer acceptance is received.

PRO FORMA NET REVENUE, LOSS PER SHARE CONSISTENT WITH PREVIOUS GUIDANCE
For comparative purposes, PRI also reported its pro forma results reflecting revenue under the shipment method and before special charges. Pro forma net revenue for the fourth quarter of fiscal year 2001 was $59.2 million, a decrease of 26 percent from $79.7 million in the fourth quarter of fiscal year 2000. Pro forma net loss for the quarter was $10.8 million, or $0.42 per diluted share, compared with pro forma net income of $1.5 million, or $0.06 per diluted share, in the fourth quarter of fiscal year 2000. PRI's cash balance at September 30, 2001 was approximately $59 million.

PRI's pro forma net revenue for fiscal year 2001 was $320.4 million, an increase of 5 percent from $303.9 million in fiscal year 2000. Pro forma net loss for the fiscal year was $33.3 million, or $1.32 per diluted share, compared with pro forma net income of $17.4 million, or $0.68 per diluted share, in fiscal year 2000.

SAB 101 RESULTS AND SPECIAL CHARGES
PRI adopted SAB 101 in the fourth quarter of fiscal year 2001. The Company has reported its results for fiscal year 2001 with SAB 101 implemented as of October 1, 2000 and recorded $5.7 million or $0.23 per diluted share in the first quarter to reflect the cumulative effect of the application of SAB 101. A table with quarterly performance under SAB 101 is included for purposes of comparison with historical results (shipment method).

On a SAB 101 basis, PRI's net revenue for the fourth quarter of fiscal year 2001 was $49.1 million and net loss before special charges was $16.7 million, or $0.66 per diluted share. PRI recorded special charges of $25.0 million in the fourth quarter for provisions for warranty and contract losses, inventory write-downs, employee severance and facilities exit costs.

Net revenue under SAB 101 for fiscal year 2001 was $268.6 million and net loss before special charges was $51.9 million, or $2.05 per diluted share. Special charges for the fiscal year ended 2001 were $41.4 million.

PRI CONTINUING TO EXECUTE ON ITS STRATEGY FOR DOWNTURN
"PRI's fourth quarter results were in line with the guidance the company provided in July 2001, and reflect continued weakness in the semiconductor market," said Mitch Tyson, president and CEO of PRI Automation, Inc. "Gross bookings for the quarter were $25 million. PRI's backlog at September 30, including SAB 101 deferred revenue and long-term contracts, was $151 million.

"We haven't seen any signs of an upturn, and clearly the full-scale transition to 300mm has been delayed. However, based on conversations with customers, we believe that the market may be bottoming out," Tyson continued. "Semiconductor manufacturers are proceeding with evaluations - they don't want to be caught unprepared when the upturn occurs. And we're continuing to work closely with these companies to help them plan for the future."

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 3 of 9


PRI continues to execute on its three-pronged strategy for the downturn: to complete the development of next-generation products that offer higher performance for customers and higher margins for PRI; to prepare the company's manufacturing operations for high-volume production; and to continue its cost-reduction programs including headcount reductions, salary reductions, furloughs and overall cost management. "These programs are designed to enable PRI to weather the downturn and emerge as a stronger, leaner organization," said Tyson. "Based on our current estimates for the first quarter, pro forma revenues under the shipment method should be in the range of $46 to $49 million while GAAP revenues and EPS under SAB 101 should be in the range of $50 to $55 million with a loss per share of $0.24 to $0.29."

BROOKS AUTOMATION'S PENDING ACQUISITION OF PRI AUTOMATION
On October 24, 2001, Brooks Automation and PRI Automation announced a definitive agreement under which Brooks will acquire PRI, creating the leading supplier of semiconductor automation systems, software and services, with pro forma annual sales for fiscal year 2001 (ended September 30) of approximately $700 million.

"Together, Brooks and PRI are uniquely suited to provide the fully integrated, end-to-end automation solutions required in 300mm fabs, and to capitalize on this tremendous growth opportunity when the upturn occurs," said Tyson. The two companies expect the transaction to close in the second quarter of fiscal 2002.

PRI TO HOST A TELECONFERENCE AND WEBCAST FOR INVESTORS AT NOON EASTERN TODAY PRI will host a teleconference and Webcast to discuss its fourth quarter and fiscal 2001 results today at noon Eastern. To access the Webcast, go to PRI's Web site at HTTP://WWW.PRIA.COM and click on the Investors button. From there you will find the Webcast link. PRI encourages you to review the site prior to the Webcast to ensure that your computer is configured properly. The Webcast will be archived at PRI's site for seven days and a telephonic replay will be available at 703-326-3020, access code #5617535.

ABOUT PRI AUTOMATION
PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. The company has thousands of systems installed at approximately one hundred locations throughout the world. For more information, visit PRI online at www.pria.com.

SAFE HARBOR STATEMENT
This release includes forward-looking statements, including, without limitation, statements relating to the expected impact of our restructuring on our operations and expenses, the benefits to customers of our products and services, our future ability to take advantage of an industry upturn, if any, our plans to announce new products, and our expected levels of revenue and results of operations for the first quarter of fiscal 2002. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The shipments, revenue and EPS ranges described above represent PRI's best estimate of its first quarter financial performance, based on currently

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 4 of 9


available information and assumptions that PRI believes to be reasonable. However, there can be no assurance that the company's actual results will conform to these estimates. The company's ability to predict the amount and mix of its revenues during the current market downturn is limited, and its software and OEM businesses in particular are characterized by short lead times and little, if any, backlog. Other risks and uncertainties include: the manner in which the customer uses our products and integrates them with third-party components may affect their performance; the downturn in the semiconductor capital equipment industry is harming our business; fluctuating demand for our products makes it difficult to manage our business efficiently; we have reduced our workforce in response to the industry downturn and reduced demand for our products and our smaller workforce may be inadequate to handle increased demand for our products; we may continue to experience delays and technical difficulties with new product introductions; 300mm technology, in which we have invested heavily, is being adopted more slowly than we expected and competition for early 300mm orders is intense; our lengthy sales cycle makes it difficult to anticipate revenues; our operating results fluctuate significantly in response to a variety of factors; delays in shipment or customer acceptance of a single significant order could substantially decrease our revenues for a period; the application of new accounting guidance under SAB 101 will result in delayed recognition of revenues from our factory automation systems; we typically charge a fixed price for our factory automation systems and therefore, we are vulnerable to cost overruns; we have a limited number of customers, we do not have long-term purchase agreements with our customers, and the loss, cancellation or delay of an order by any of these customers could harm our business; we must continually improve our technology and develop new products to remain competitive; demand for less expensive semiconductors is increasing pressure to reduce our prices; industry consolidation and outsourcing could reduce the number of available customers; our operations outside North America expose us to special risks of doing business internationally; our investments in the Asia-Pacific market may not be successful; we face significant competition from other automation companies; we are increasingly dependent on subcontractors and one or a few suppliers of certain components, subassemblies and manufacturing processes; the failure of our key suppliers to deliver components on time could harm our business; we depend on our executive officers and other key personnel; our software products may contain defects that could result in claims and harm our business; we may be unable to protect our proprietary technology; others might claim that we infringe their technology; rising energy costs may increase our operating expenses; future acquisitions may disrupt the Company's operations; we are subject to pending class action securities litigation that could be costly to defend, divert the attention of our management and, if determined adversely to us, seriously harm our business; and other factors identified in our registration statement on Form S-3, file number 333-60180, filed with the SEC on May 3, 2001. We assume no obligation to update any forward-looking statements included in this release.

                              PRI AUTOMATION, INC.
                   PRO FORMA SUMMARY STATEMENTS OF OPERATIONS
                 BEFORE SPECIAL CHARGES AND ADOPTION OF SAB 101
                      (In thousands, except per share data)

                                                    THREE MONTHS ENDED               YEAR ENDED
                                                       SEPTEMBER 30,                SEPTEMBER 30,
                                                   2001            2000           2001          2000
                                                   ----            ----           ----          ----
Net revenue                                       $59,163        $ 79,650      $ 320,396      $303,885
Cost of revenue                                    44,787          47,581        242,450       183,944
                                                 --------        --------      ---------      --------
Gross profit                                       14,376          32,069         77,946       119,941
Total operating expenses                           25,038          31,161        112,548       103,884
                                                 --------        --------      ---------      --------
Operating income (loss)                           (10,662)            908        (34,602)       16,057

Net income (loss)                                $(10,755)       $  1,452       $(33,340)      $17,384
                                                 ========        ========       ========       =======

Net income (loss) per share:
         Basic                                     $(0.42)          $0.06         $(1.32)        $0.74
         Diluted                                   $(0.42)          $0.06         $(1.32)        $0.68
Weighted average shares outstanding:
         Basic                                     25,370          24,877         25,265        23,645

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 5 of 9

         Diluted                                   25,370          26,155         25,265        25,518

------------------------------------------------------------------------------------------------------

                              PRI AUTOMATION, INC.
                PRO FORMA QUARTERLY IMPACT ON ADOPTION OF SAB 101
                              FISCAL QUARTERS 2001
                      (In thousands, except per share data)

                             BEFORE SPECIAL CHARGES

               SHIPMENT METHOD (HISTORICAL)                                      SAB 101
           -----------------------------------------             --------------------------------------------
                                    NET                                                    NET
                      GROSS       INCOME     DILUTED                           GROSS     INCOME       DILUTED
           REVENUE   MARGIN       (LOSS)       EPS                 REVENUE    MARGIN     (LOSS)*       EPS*
           -------   ------       ------       ---                 -------    ------     -------       ----
Q1        $94,852    $31,273       $1,214     $0.05               $84,704     $26,051   $(4,008)     $(0.16)
Q2         91,191     19,496      (9,622)    (0.38)                72,942      15,744   (13,374)      (0.53)
Q3         75,190     12,801     (14,177)    (0.56)                61,826       9,142   (17,836)      (0.70)
Q4         59,163     14,376     (10,755)    (0.42)                49,086       8,470   (16,661)      (0.66)
           ------     ------     --------    ------                ------       -----   --------      ------
FY01     $320,396    $77,946    $(33,340)   $(1.32)              $268,558     $59,407  $(51,879)     $(2.05)
         ========    =======    =========   =======              ========     =======  =========     =======

* Before SAB 101 cumulative loss effect of change in accounting principle, net of tax, of $5,748 or $0.23 per share.

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 6 of 9

                              PRI AUTOMATION, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS UNDER SAB 101
                      (In thousands, except per share data)

                                                                THREE MONTHS ENDED                YEAR ENDED
                                                                   SEPTEMBER 30,                 SEPTEMBER 30,
                                                             ------------------------      -------------------------
                                                               2001            2000          2001           2000
                                                               ----            ----          ----           ----
Net revenue (1) ........................................     $  49,086      $  75,537      $ 268,558      $ 299,772
Cost of revenue (2) ....................................        60,197         68,236        233,228        204,599
                                                             ---------      ---------      ---------      ---------

Gross profit ...........................................       (11,111)         7,301         35,330         95,173

Operating expenses:
   Research and development ............................        15,719         15,612         62,175         54,568
   Selling, general and administrative .................         9,319         16,118         50,373         49,885
   Restructuring and other costs (3) ...................         5,452           --           17,340           --
                                                             ---------      ---------      ---------      ---------

        Total operating expenses .......................        30,490         31,730        129,888        104,453

Operating loss .........................................       (41,601)       (24,429)       (94,558)        (9,280)
Other income, net ......................................           585          1,045          3,353          2,554
                                                             ---------      ---------      ---------      ---------

Loss before provision for income taxes and cumulative
   effect of change in accounting principle ............       (41,016)       (23,384)       (91,205)        (6,726)
Provision for income taxes .............................           678            500          2,091          1,227
                                                             ---------      ---------      ---------      ---------

Loss before cumulative effect of change in accounting
    principle ..........................................       (41,694)       (23,884)       (93,296)        (7,953)
Cumulative effect of change in accounting
    principle(4) .......................................          --             --           (5,748)          --
                                                             ---------      ---------      ---------      ---------

Net loss ...............................................     $ (41,694)     $ (23,884)     $ (99,044)     $  (7,953)
                                                             =========      =========      =========      =========

Basic and diluted net loss per common share:
   Loss before cumulative effect of change in accounting
       principle .......................................     $   (1.64)     $   (0.96)     $   (3.69)     $   (0.34)
   Cumulative effect of change in accounting principle .          --             --            (0.23)          --
                                                             ---------      ---------      ---------      ---------
Basic and diluted net loss per common share ............     $   (1.64)     $   (0.96)     $   (3.92)     $   (0.34)
                                                             =========      =========      =========      =========

Weighted average shares used in basic and diluted share
  calculations .........................................        25,370         24,877         25,265         23,645
                                                             =========      =========      =========      =========

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 7 of 9



(1) The fourth quarter and year ended September 30, 2000 included special charges of $4,113,000 primarily for customer penalties.

(2) The fourth quarter ended September 30, 2001 included special charges of $19,581,000 consisting of $8,153,000 for contract losses, $6,263,000 for warranty provisions, and $5,165,000 related to inventory provisions and writedowns. The year ended September 30, 2001 included special charges of $24,077,000 consisting of $8,153,000 for contract losses, $6,263,000 for warranty provisions and $9,661,000 related to inventory writedowns and costs associated with order cancellations. The fourth quarter and year ended September 30, 2000 included special charges of $20,655,000 consisting of $14,657,000 related to inventory provisions and writedowns, $4,765,000 for contract losses, and $1,233,000 for provisions for warranty expense and other items.

(3) Special charges for the quarter ended September 30, 2001 consisted of $3,367,000 for employee severance costs and $2,085,000 for facilities exit costs. Special charges for the year ended September 30, 2001 consisted of $7,460,000 for employee severance costs, $2,980,000 for a reserve for legal costs to defend against a pending shareholder class action lawsuit, $2,944,000 for writedowns of impaired assets, $2,085,000 for facilities exit costs, and $1,871,000 for other costs including product discontinuance.

(4) Represents a non-cash charge of $5,748,000 or $0.23 per share for the cumulative effect of a change in accounting principle due to the adoption of Staff Accounting Bulletin No. 101. The charge represents the net profit recognized on products shipped prior to the end of fiscal year 2000 which had not received final customer acceptance as of September 30, 2000.

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 8 of 9

                              PRI AUTOMATION, INC.
               CONDENSED CONSOLIDATED BALANCE SHEETS UNDER SAB 101
                                 (In thousands)

                                                                                       SEPTEMBER 30,
                                                                                  2001                  2000
                                                                                  ----                  ----
ASSETS
Cash and cash equivalents.........................................             $  58,968             $  92,484
Accounts receivable, net..........................................                31,561                73,019
Contracts in progress.............................................                 2,270                23,668
Inventories.......................................................                90,408                59,104
Other current assets..............................................                 7,940                 2,686
Property and equipment, net.......................................                18,489                24,065
Long-term investments.............................................                 4,890                    --
Other assets, net.................................................                 4,429                 1,898
                                                                                --------              --------
     Total assets.................................................              $218,955              $276,924
                                                                                ========              ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable..................................................             $  15,662             $  28,536
Accrued expenses and other liabilities............................                38,240                33,755
Deferred revenue and customer advances............................                52,589                11,986
Accrued legal and restructuring costs.............................                 8,707                    --

Stockholders' equity..............................................               103,757               202,647
                                                                                --------             ---------

     Total liabilities and stockholders' equity...................              $218,955              $276,924
                                                                                ========              ========

                                      # # #

PRI AUTOMATION ANNOUNCES Q4 AND FISCAL YEAR 2001 FINANCIAL RESULTS
Page 9 of 9


ABOUT PRI AUTOMATION, INC.
PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. PRI has thousands of systems installed at approximately one hundred locations throughout the world. For more information visit PRI online at www.pria.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as follows:

for Brooks:                                for PRI:
John Biasi                                 Michelle Goodall Faulkner
Vice President of Marketing                Director of Corporate Communications
978-262-5799                               978-670-4270 ext. 3161
john.biasi@brooks.com                      mfaulkner@pria.com.

Brooks, PRI and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of PRI and Brooks with respect to the transaction contemplated by the merger agreement. The joint proxy statement-prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction. Information regarding PRI's officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. Information regarding Brooks's officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. Free copies of these documents may also be obtained from the SEC's website or from each of the companies' Investor Relations Departments, as described above.